SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.4)*

Inuvo, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

46122W105
(CUSIP Number)

Martin D. Sklar, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bridgehampton Value Strategies Fund (f/k/a Bridgehampton Multi- Strategy Fund LLC)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

381,750

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

381,750

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

381,750

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.64%

14.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bridgehampton Monument Fund LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

373,250

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

373,250

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

373,250

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%

14.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bridgehampton Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,027,800

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,027,800

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,027,800

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.71%

14.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kenneth E. Lee

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,027,800

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,027,800

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,027,800

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.71%

14.	TYPE OF REPORTING PERSON

IN, HC

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Charles D. Morgan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

64,277

8.	SHARED VOTING POWER

2,027,800

9.	SOLE DISPOSITIVE POWER

2,027,800

10.	SHARED DISPOSITIVE POWER

2,027,800

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,092,077

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.98%

14.	TYPE OF REPORTING PERSON

IN, HC

This statement is filed with respect to the shares of the common stock of Inuvo, Inc. beneficially owned by the Reporting Persons (as defined below) as of August 23, 2013 and amends and supplements the Schedule 13D filed originally on May 5, 2009, as amended by amendment no. 1 thereto filed on December 31, 2009, as amended by amendment no. 2 thereto filed on June 30, 2011, and as amended by amendment no. 3 thereto filed on December 9, 2011 (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D (collectively, the "Reporting Persons") are:

-	Bridgehampton Value Strategies Fund (f/k/a Bridgehampton Multi-Strategy Fund LLC; the "Value Strategies Fund").

-	Bridgehampton Monument Fund LLC, a Delaware limited liability company (the “Monument Fund”).

-	Bridgehampton Capital Management LLC, a New York limited liability company (“BCM”).

-	Kenneth E. Lee, a citizen of the United States (“Mr. Lee”).

-	Charles D. Morgan, a citizen of the United States (“Mr. Morgan”).

BCM is the sole manager of the Value Strategies Fund and the Monument Fund and the manager of a separate account for Mr. Morgan (the "Separately Managed Account").  Mr. Lee is the managing member of BCM. Mr. Morgan, a member of BCM, has joint trading authority with respect to the shares of Common Stock held by the Value Strategies Fund, the Monument Fund and in the Separately Managed Account.  BCM and Mr. Lee may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Value Strategies Fund, the Monument Fund and the Separately Managed Account.  BCM and Mr. Morgan may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Separately Managed Account.

ITEM 3.Source and Amount of Funds or Other Consideration.

The Value Strategies Fund acquired the securities reported herein at a cost of $588,327.  The funds used to purchase these securities were obtained from the general working capital of the Value Strategies Fund and margin account borrowings made in the ordinary course of business, although the Value Strategies Fund cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

The Monument Fund acquired the securities reported herein at a cost of $662,439.  The funds used to purchase these securities were obtained from the general working capital of the Monument Fund and margin account borrowings made in the ordinary course of business, although the Monument Fund cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

The Separately Managed Account acquired the securities reported herein at a cost of $1,990,663.  The funds used to purchase these securities were obtained from Mr. Morgan’s personal funds and margin account borrowings made in the ordinary course of business, although Mr. Morgan cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

Mr. Morgan acquired the securities over which he has sole voting and dispositive power reported herein as compensation for his service as a director of the Company.

ITEM 5.Interest in Securities of the Issuer.

(a)The Reporting Persons’ beneficial ownership is as follows:

                          (i) The Value Strategies Fund individually beneficially owns 381,750 shares of Common Stock representing 1.64% of all of the outstanding shares of Common Stock consisting of: (A) 350,000 shares of Common Stock and (B) immediately exercisable warrants to purchase 31,750 shares of Common Stock.

                          (ii) The Monument Fund individually beneficially owns 373,250 shares of Common Stock representing 1.6% of all of the outstanding shares of Common Stock consisting of: (A) 350,000 shares of Common Stock and (B) immediately exercisable warrants to purchase 23,250 shares of Common Stock.

                          (iii) BCM may be deemed to be the beneficial owner of 755,000 shares of Common Stock individually beneficially owned by the Value Strategies Fund and Monument Fund and an additional 1,272,800 shares of Common Stock individually beneficially owned by the Separately Managed Account consisting of (A) 1,177,800 shares of Common Stock and (B) immediately exercisable warrants to purchase 95,000 Shares of Common Stock count, representing in the aggregate 8.71% of all the outstanding shares of Common Stock.

                          (iv) Mr. Lee and Mr. Morgan may each be deemed to be the beneficial owner of the 2,027,800 shares of Common Stock beneficially owned by BCM, representing in the aggregate 8.71% of all the outstanding shares of Common Stock.

                           (v) Mr. Morgan has sole beneficial ownership of 64,277 shares of Common Stock representing 0.1% of all the outstanding shares of Common Stock consisting of (A) 30,110 shares of Common Stock, and (B) options that are immediately exercisable or exercisable within 60 days to purchase 34,167 shares of Common Stock.

                          (vi) Collectively, the Reporting Persons beneficially own 2,092,077 shares of Common Stock representing 8.98% of all of the outstanding shares of Common Stock.

(b)The Value Strategies Fund, BCM and Mr. Lee have shared power to vote or direct the vote of the 381,750 shares of Common Stock individually beneficially owned by the Value Strategies Fund.

The Monument Fund, BCM and Mr. Lee have shared power to vote or direct the vote of the 373,250 shares of Common Stock individually beneficially owned by the Monument Fund.

BCM, Mr. Lee and Mr. Morgan have shared power to vote or direct the vote of the 1,272,800 shares of Common Stock individually beneficially owned by the Separately Managed Account.

Mr. Morgan has the sole power to vote and dispose or direct the vote and disposition of the 64,277 shares of Common Stock individually beneficially owned by Mr. Morgan.

The Value Strategies Fund, BCM, Mr. Lee and Mr. Morgan have shared power to dispose or direct the disposition of the 381,750 shares of Common Stock individually beneficially owned by the Value Strategies Fund.

The Monument Fund, BCM, Mr. Lee and Mr. Morgan have shared power to dispose or direct the disposition of the 373,250 shares of Common Stock individually beneficially owned by the Monument Fund.

BCM, Mr. Lee and Mr. Morgan have shared power to dispose or direct the disposition of the 1,272,800 shares of Common Stock individually beneficially owned by the Separately Managed Account.

(c)The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.  No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during such period.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Morgan received options under the Issuer’s Long Term Incentive Plan exercisable for 20,000 shares of Common Stock.  The options were issued on August 3, 2009 and one-third of the total grant vests each year over three years.  All 20,000 of these options have vested and are currently exercisable.

Mr. Morgan received options under the Issuer's 2010 Equity Compensation Plan exercisable for 7,500 shares of Common Stock. The options were issued on July 28, 2010, and one-third of the total grant vests each year over three years.  All 7,500 of these options have vested and are currently exercisable.

Mr. Morgan was granted 1,215 shares of Common Stock as compensation for his service as a director of the Company on October 4, 2010. These shares are subject to forfeiture until they have vested.  One-third of the grant vests each year over three years.  Until the shares have vested, Mr. Morgan may not vote or dispose of the shares.  As of the date hereof, 810 of the shares have vested.

On June 20, 2011, Value Strategies Fund’s predecessor, Monument Fund and the Separately Managed Account entered into Subscription Agreements with the Issuer for the sale of an aggregate of 300,000 shares of the Issuer’s Common Stock, together with immediately exercisable five year warrants to purchase up to an aggregate of 150,000 shares of Common Stock. The purchase price for each share of common stock and the related warrants was $2.00. Each warrant has an exercise price of $2.20 per share.  The closing of the transactions contemplated by the Subscription Agreement occurred on June 21, 2011.  The Issuer also entered into a Registration Rights Agreement with Value Strategies Fund’s predecessor, Monument Fund and the Separately Managed Account wherein the Issuer agreed to file a resale registration statement covering the shares of Common Stock acquired pursuant to the Subscription Agreement, together with the shares issuable upon the exercise of the warrants.  Each of the Subscription Agreement, the warrants and Registration Rights Agreement are attached as exhibits to the Issuer’s Current Report on Form 8-K filed with the SEC on June 22, 2011.

Mr. Morgan received options under the Issuer’s Long Term Incentive Plan exercisable for 10,000 shares of Common Stock.  The options were issued on July 6, 2011 and one-third of the total grant vests each year over three years.  6,667 of these options have vested.

Except as described in Item 4 and in this Item 6, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.	Material to be Filed as Exhibits.

Schedule 1 - Transactions Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned each certifies that the information with respect to him or it set forth in this statement is true, complete and correct.

Dated:  August 23, 2013

BRIDGEHAMPTON VALUE STRATEGIES FUND
Bridgehampton Capital Management LLC, as Manager

By:  /s/ Kenneth E. Lee
                       Kenneth E. Lee, Managing Member

BRIDGEHAMPTON MONUMENT FUND LLC
Bridgehampton Capital Management LLC, as Manager

By:  /s/ Kenneth E. Lee
                       Kenneth E. Lee, Managing Member

BRIDGEHAMPTON CAPITAL MANAGEMENT LLC

By:  /s/ Kenneth E. Lee
            Kenneth E. Lee, Managing Member

/s/ Kenneth E. Lee
     Kenneth E. Lee

/s/ Charles D. Morgan
     Charles D. Morgan

SCHEDULE 1

Transactions with respect to securities of the Issuer effected by the Reporting Persons within the past 60 days

The following transactions were effected by Bridgehampton Monument Fund LLC during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)

05/14/2013	Common	13,927	$0.8677
05/15/2013	Common	2,500	$0.89
05/16/2013	Common	18,573	$0.806

All of the above transactions were effected on the open market.

The following transactions were effected for the Separately Managed Account during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commission)

05/14/2013	Common	13,927	$0.8677
05/15/2013	Common	2,500	$0.89
05/16/2013	Common	18,573	$0.806
06/10/2013	Common	11,000	$0.8572
06/11/2013	Common	100	$0.8
06/12/2013	Common	9,900	$0.8241

All of the above transactions were effected on the open market.